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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K    [ ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  December 30, 2000
                   -----------------

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 1--Q
[_]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                -------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION


Big V Supermarkets, Inc.
- ------------------------
Full Name of Registrant:


None
- ----
Former Name if Applicable


176 North Main Street
- ---------------------
Address of Principal Executive Office (Street and Number)


Florida, NY   10921
- -------------------
City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     Big V Supermarkets, Inc. (the "Company") has outstanding $80 million aggregate principal amount of Senior Subordinated Notes (the "Notes"). The Notes were registered pursuant to the Securities Act of 1933 in 1993. The Company currently is not obligated by Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") to make any filings pursuant to the Exchange Act. However, the Indenture governing the Notes requires the Company to make filings pursuant to the Exchange Act "without regard to whether the Company is subject to the requirements of such Section 13 or 15(d) of the Exchange Act." Consequently, the Company has at all times since the issuance of the Notes filed Forms 10-K and 10-Q pursuant to the Exchange Act as required by the Indenture.

     On November 22, 2000, the Company and six of its affiliates and/or subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. 101-1330 (as amended, the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware. The cases are being jointly administered under Case No. 00-4372. The Company continues to operate their business and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code pending the confirmation of a reorganization plan and subject to the supervision and orders of the Bankruptcy Court.

     The Annual Report on Form 10-K for the fiscal year ended December 30, 2000 could not be filed within the prescribed time period without unreasonable effort or expense as the Registrant requires additional time to complete the financial statements and related disclosures associated with their Chapter 11 filing. The foregoing report will be filed no later than the fifteenth calendar day following the prescribed due date for the report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Anthony J. Moccio          (845)           651-4411
     -----------------          -----           --------
          (Name)             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) Yes No of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [_] Yes  [X] No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Big V Supermarkets, Inc.
                           ------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 2, 2001

By   /s/ Anthony J. Moccio
     ---------------------
     Anthony J. Moccio
     Senior Vice President and
     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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